UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company)

PVKG Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

(Parent of Offeror)

CVC Capital Partners VII (A) L.P.

(Other Person)

CVC Capital Partners Investment Europe VII L.P.

(Other Person)

CVC Capital Partners VII AIV (Delaware) LP

(Other Person)

CVC Capital Partners VII Associates L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

PVKG Merger Sub, Inc.

c/o CVC Advisors (U.S.) Inc.

Attention: Jennifer Gleeson

712 Fifth Avenue, 43rd Floor

New York, New York 10019

(212) 265-6222

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Oliver Brahmst, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$981,679,687.50	$118,979.58

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 77,905,500 Shares issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc. (“ConvergeOne”) multiplied by the offer price of $12.50 per Share, (2) 1,237,500 Shares (including 112,500 Shares issuable pursuant to rights included in the Units (as defined below)) subject to issuance to EarlyBird Capital, Inc. and its distributees pursuant to a unit purchase option for 1,125,000 units (the “Units”) multiplied by the offer price of $12.50 per Share minus the exercise price for such Units of $10.00, (3) 137,990 Shares subject to issuance pursuant to ConvergeOne’s 2018 Employee Stock Purchase Plan multiplied by the offer price of $12.50 per Share and (4) 1,917,310 Shares subject to issuance pursuant to ConvergeOne warrants to acquire Shares multiplied by the offer price of $12.50 per Share minus the exercise price for such warrants of $11.50 per Share. The foregoing figures have been provided by ConvergeOne and are as of November 5, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $118,979.58	Filing Party: PVKG Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 21, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), (ii) Parent and (iii) CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (“CVC VII Associates”). Each of CVC VII (A), CVC Investment Europe VII and CVC VII Associates is an indirect stockholder of Parent. As previously disclosed, in connection with an Assignment and Assumption Agreement entered into on December 19, 2018, by CVC VII (A) and CVC Capital Partners VII AIV (Delaware) LP, a Delaware limited partnership (“CVC AIV” and, together with CVC VII (A), CVC Investment Europe VII and CVC VII Associates, “CVC VII”), CVC AIV also became an indirect stockholder of Parent. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $12.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger, dated as of November 6, 2018 (the “Merger Agreement”), by and among ConvergeOne, Parent and Offeror, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Schedule TO, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

“At 5:00 p.m., Eastern time, on January 3, 2019, the Offer and withdrawal rights expired as scheduled and was not extended. The Depositary and Paying Agent has advised Parent and Offeror that, as of the expiration time, a total of 73,678,798 Shares (excluding Shares tendered pursuant to Notice of Guaranteed Delivery) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 97.48% of the then-outstanding Shares. In addition, the Depositary and Paying Agent has advised Parent and Offeror that, as of the expiration time, a total of 1,141,079 Shares were tendered by Notice of Guaranteed Delivery, representing approximately 1.5% of the then-outstanding Shares.

The number of Shares tendered (excluding Shares tendered pursuant to Notice of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition. All conditions to the Offer have been satisfied or waived, and Offeror accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

On January 4, 2019, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL, the Offeror was merged with and into ConvergeOne without a vote of ConvergeOne’s stockholders. In connection with the Merger, at the Merger Effective Time, each Share outstanding immediately prior to the Merger Effective Time (other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) was converted automatically into, and thereafter represents only the right to receive, the Merger Consideration, which is a cash amount per Share equal to the Offer Price, without interest and less any withholding of taxes required by applicable law. As a result of the Merger, ConvergeOne became a wholly owned subsidiary of Parent.

On January 4, 2019, CVC Capital Partners and ConvergeOne issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D).”

Item 12.	Exhibits.

(a)(5)(D)	Joint Press Release issued by CVC Capital Partners and ConvergeOne on January 4, 2019.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2019

PVKG MERGER SUB, INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

PVKG INTERMEDIATE HOLDINGS INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

CVC CAPITAL PARTNERS VII (A) L.P. By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS INVESTMENT EUROPE VII L.P. By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII AIV (DELAWARE) LP By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII ASSOCIATES L.P. By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 21, 2018.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 21, 2018.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by CVC Capital Partners and ConvergeOne on November 6, 2018, originally filed as Exhibit I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ConvergeOne with the Securities and Exchange Commission on November 6, 2018, which is incorporated herein by reference.

(a)(5)(B)	Current Report on Form-8K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(a)(5)(C)	Press Release issued by CVC Capital Partners on December 19, 2018.

(a)(5)(D)	Joint Press Release issued by CVC Capital Partners and ConvergeOne on January 4, 2019.*

(b)(1)	Debt Commitment Letter, dated as of November 6, 2018, by and among Offeror, Wells Fargo Bank, National Association, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch and UBS Securities LLC.

(b)(2)	Joinder Agreement to Debt Commitment Letter, dated as of November 20, 2018, by and among Offeror, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Wells Fargo Bank, National Association, Citigroup Global Markets Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, SG America Securities, LLC and Societé Generale.

(d)(1)	Agreement and Plan of Merger, dated as of November 6, 2018, by and among Parent, Offeror and ConvergeOne, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of August 31, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.

(d)(3)	Exclusivity Agreement, dated as of November 3, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.

(d)(4)	Rollover Agreement, dated as of November 6, 2018, by and between PVKG Investment Holdings, Inc. and certain stockholders of ConvergeOne.

(d)(5)	Equity Commitment Letter, dated as of November 6, 2018, by and among Parent, CVC VII (A), CVC Investment Europe VII and CVC VII Associates.

(d)(6)	Limited Guarantee, dated as of November 6, 2018, by and among CVC VII (A), CVC Investment Europe VII, CVC VII Associates and ConvergeOne.

(d)(7)	Form of Tender and Support Agreement, dated as of November 6, 2018, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(d)(8)	Assignment and Assumption Agreement, dated as of December 19, 2018, by and between CVC VII (A) and CVC AIV.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.